

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Mr. Yan Tsang
Beijing Century Health Medical, Inc.
11/F, Tower A, Soho New Town
No. 88 Jianguo Road, Chaoyang District
Beijing, China 100022

Re: **Beijing Century Health Medical, Inc. formerly Super Luck, Inc.**
Form 10-K for the year ended November 30, 2009
Form 10-Q for the three months ended February 28, 2010
File Number: 0-51817

Dear Mr. Tsang:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief